Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months Ended June 30,
	2016	2015
Earnings:	($ in millions)
Income (loss) before taxes(1)	$(79.0)	$83.3
Add (deduct):
Earnings of non-consolidated affiliates	(0.6)	(0.8)
Amortization of capitalized interest	2.6	0.9
Capitalized interest	(1.6)	(0.2)
Fixed charges as described below	115.5	37.0
Total	$36.9	$120.2

Fixed charges:
Interest expensed and capitalized	$97.7	$25.5
Estimated interest factor in rent expense(2)	17.8	11.5
Total	$115.5	$37.0

Ratio of earnings to fixed charges(3)	0.3	3.2

(1)
For the six months ended June 30, 2016, income (loss) before taxes included $76.6 million of non-cash asset impairment restructuring charges associated with permanently closing the Henderson, NV chlor alkali plant and reconfiguring the facility to manufacture bleach and distribute caustic soda and hydrochloric acid.

(2)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.

(3)
The ratio coverage during the six months ended June 30, 2016 was less than 1:1. We would have needed to generate additional earnings of $78.6 million to achieve a coverage of 1:1 during the six months ended June 30, 2016.